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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K on 24 June 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosure:

•
Press release dated 24th June 2003 "Orange unveils new group strategy with aggressive financial targets"

•
Press release dated 24th June 2003 "More than 1m sign up for OrangeWorld services"

ORANGE UNVEILS NEW GROUP STRATEGY
WITH AGGRESSIVE FINANCIAL TARGETS

Aggressive new financial targets for the Group in 2003 and beyond:

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revenue growth on track to meet guidance of 5 per cent in 2003 on last year's reported figures, and to accelerate in 2004 and 2005

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EBITDA to grow by between 15 per cent and 17 per cent per annum from 2003 to 2005

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operating free cash flows to increase by 40 per cent to 45 per cent per annum from 2003 to 2005

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cumulative operating free cash flows of approximately 14bn Euros from 2003 to 2005

New strategy:

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integrating Orange across its footprint

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intention to join alliance with three key European operators

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new customer-segmentation strategy

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capitalising on intelligence-based network infrastructure

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new international management team to drive global Orange strategy

24 June 2003, London and Paris.    Orange SA today unveiled its new Group strategy—building financial growth through a focus on customer intimacy, capitalising on its intelligent network, developing key industry alliances, and implementing a new group structure to fully utilise the power of the Orange group and deliver seamless services to its customers across the world.

Orange is implementing a common technology platform across the entire Orange Group, adding intelligence to the network infrastructure to deliver new services and applications quickly and consistently to its customers.

Orange also announced that it intends to join the alliance with TIM (Telecom Italia Mobile), Telefonica Moviles and T-Mobile to deliver its customers an enhanced customer experience through seamless voice, data and mobile internet services across multiple markets.

Orange outlined key financial targets for the Group in 2003:

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on track to meet guidance of 5% revenue growth in 2003 on last year's reported revenue figures

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EBITDA of at least €6.2bn in 2003

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€2.6bn of tangible capex to be added to balance sheet in 2003

Orange also announced new targets for the Group for 2004 and 2005:

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total revenues to grow more rapidly in 2004 and 2005 than in 2003

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EBITDA to increase by between 15% and 17% per annum from 2003 to 2005

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EBITDA margin (as a percentage of total revenues) to approach 40% in 2005

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cumulative operating free cash flows of €14bn in the 2003-2005 period

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operating free cash flows to increase by 40% to 45% per annum from 2003 to 2005.

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capex to sales ratio expected to be around 11% in the long term

Orange also announced that, in light of falling interest rates and the growing operating free cash flow of the Group, it has decided to exercise its option to redeem for £272 million all of the Orange plc senior notes that were due in August 2008. These senior notes will be repurchased on August 1 2003 at the redemption price, including accrued interest of approximately £283 million on August 1 2003. The exercise of the options generates a positive net present value for Orange.

Speaking at the Orange strategy event in London today, Sol Trujillo, CEO of the Orange Group, said: "We are entering a new stage of the mobile communications industry that requires a new model for growth. It is time for us to rise to the challenge and deliver that growth by building and capitalising on our technology portfolio, by building alliances with the right partners and by working as a Group to ensure that we deliver the right services, in the most simple and effective way to our customers."

working as an integrated Group

Orange is being integrated to work as one company with a consistent global strategy, executed locally. Orange is building a centralised open technology platform across the group, delivering benefits including a seamless and consistent experience for Orange customers and clear cost savings as well as an enhanced brand experience for customers across Europe.

The new organisational changes will see a more global approach to policy to ensure the Orange Group operates consistently and effectively. The Orange Group will take a more centralised approach to those areas where it makes clear business sense to leverage its size and strengths. This structure will give Orange transparent internal reporting of all financial, marketing and customer data.

footprint strategy

Orange is now focussing its footprint on the new Eurozone (including countries joining the EU between now and 2007).

All existing controlled operations within the Orange Group will have to meet the following financial targets:

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EBITDA positive in 2003

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operating free cash flow positive in 2004

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by 2005, we want to have a footprint where we are number 1 or number 2 in each country or have a value share in excess of 20%

In the coming months, key industry alliances that expand the Orange footprint without increasing spend, as well as technology partnerships will be announced to ensure Orange maximises its network capabilities and expands the services available to customers across Europe and beyond.

One such alliance was announced today with Orange stating its intention to work with TIM (Telecom Italia Mobile), Telefonica Moviles and T-Mobile to create an alliance of world class members, committed to delivering both consumer and business customers with an enhanced customer experience through seamless voice, data and mobile internet services across multiple markets. The new alliance, initially spanning Europe will enable Orange to offer new and familiar services to Orange customers in countries where it does not have a presence.

Orange in business

Such alliances will be of great benefit to Orange corporate customers and will serve to create a leadership position across its principle markets, making it the number one choice for businesses—as it is in France. Orange is intensifying its focus on the business market. Orange already works with over half of the Fortune 100 across its eight major markets in Europe. Synergies with Orange parent company France Telecom in this area are clear. Already, Orange has begun work with Equant—part of the France Telecom Group—to offer GPRS services for VPN's across most of its footprint, and there are already mutually profitable partnerships in place with companies including Palm, Oracle and Fujitsu. Recent business client wins include Air France, HP, Goodyear, Mitsubishi Electric and Norwich Union.

customer intimacy

Today Orange also outlined how it intends to retain its leadership in the area of customer service, by delivering a needs-based segmentation strategy, allowing it to deliver relevant products and services in a relevant way to the customer.

Customer segmentation has traditionally been based on criteria such as age, occupation and gender. Orange recognises that traditional segmentation models do not necessarily reflect how a customer uses their phone and that it is more relevant to segment customers according to their needs and lifestyle. In order to grow the market, in addition to focusing on high-value customers, Orange will also focus on new segments which offer potentially higher value.

Trujillo said: "We plan to talk much more to the customer, find out what their communication needs are, what applications they want, how they want to be served and how they want to communicate with us. For example, some will want single point access, from fixed line, Internet and mobile communication services, others may simply require mobile applications. To achieve the ability to get much closer to the customer, and collect data about the customer, we intend to create new IT systems and optimise its existing systems to enable it to use this data in a meaningful and rapid way. We believe that this focus on the needs of the individual will prove beneficial both for the customer and the business, engendering customer loyalty, building trust and, in turn, driving revenues."

intelligence in the network

Orange is also focused on capitalising on the intelligence available in present and future networks. As network capabilities increase and voice and simple data services are supplemented by more sophisticated services, the intelligence of the Orange network becomes ever-more integral.

Trujillo explained: "The network itself—rather than the device—can be used to deliver services and applications. The network knows how you have personalised your device. It knows where you are, who you are and what you do. It enables us to deliver a more consistent seamless customer experience."

new international team

Finally, Trujillo announced his new highly experienced international leadership team, formed to implement and drive the new Orange strategy across the world. Trujillo said: "Sanjiv Ahuja, Chief Operating Officer, is one of the best technology-based executives and will help transform Orange into a truly integrated company. Wilfried Verstraete, Chief Financial Officer, has vast experience at Mobistar and Wanadoo and has all the relevant skills to help me move Orange to the next chapter. Bill Stewart is now heading Strategic Marketing, getting to know our 45 million customers and creating the model for execution for our country managers. Richard Brennan, Global Brand, Marketing and Products, has been with Orange since the beginning and will be driving the many innovations that will set Orange apart. Simon Cartwright is another old hand at Orange and heads our Human Resources team, leading the 'people' element of Orange. The in-country businesses will deliver the customer experience and, where necessary adapting local tastes. Didier Quillot and John Allwood both have long experience with Orange and have guided their respective operations to new heights. Brigitte Bourgoin will be working with the remaining markets to bring a progressively larger slice of growth and define and deliver targets."

Trujillo concluded: "By bringing all of the Orange countries into the fold, we will be able to strengthen and grow our business and take full competitive advantage of our size, our international scale and the considerable expertise we have in all of our countries and to truly focus on our customers. We are aiming to deliver group wide technical platforms and enablers with consistent technical interfaces.

"These are ambitious aims. That's why I've assembled a world class management team to deliver on those aims. They've done it before, and they'll do it again to ensure that the future's bright, the future's Orange."

ends

Press
For more information, interview requests and images call the Orange Group Media Centre on +44 207 984 2000 or +44 7973 201 911

Investor Relations
For more information please call the Orange Group Investor Relations on +44 20 7984 1710

The Orange strategy presentation will be screened live on the Orange.com site at 1000hrs (on the Corporate Affairs section) and at 1345hrs (on the Investor Relations section). The presentations will remain on orange.com for three months.

Notes to Editors

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 18 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at the end of March 2003, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with over 19.2 million registered customers. As at the end of March 2003, Orange controlled companies had 44.9 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

MORE THAN 1m SIGN UP FOR ORANGEWORLD SERVICES
Over 1m Orange customers have data content subscription with a total of over 4m regularly accessing content through Orange portal

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Delivering simplicity through grassroots involvement in device, content and billing development

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New alliance with Motorola—delivering unique Orange experience from a leading handset manufacturer

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On track to reach 25% of revenue from data by 2005

London and Paris, 24 June 2003.    Orange today revealed that it has signed up over one million OrangeWorld Services users across Europe and is on target to reach its stated goal of 25% of total revenues coming from data by 2005.

In France, 800,000 Orange customers have signed up to the "Sans Limite" data tariff. In the UK, 300,000 have now signed up to the Orange "Open Access" Pack since launch last October. Both packages allow Orange customers unlimited access to content—such as Disney and Lonely Planet in the UK—through the Orange portal for a single fixed monthly cost. A further three million also regularly access content independently of a data subscription, making a total of over four million customers across Europe who are now consistently accessing content through the Orange portal. The figure also includes Orange customers who have purchased a Photo Messaging phone across the Orange footprint.

Data revenues across the Group grew 51% from 2001 to 2002 and are in line to hit the stated target of providing 25% of total revenues for Orange by the end of 2005. Currently 2002, data services account for more than 11% of revenues across the Orange Group. In mature markets that figure is higher—last month (May 2003) in the UK, data accounted for 17% of its total revenue.

A key driver for reaching its 25% target is the Orange signature device strategy, focused on simplifying the device experience to ensure it is intuitive, which in turn fuels customer usage. An Orange signature device offers customers a unique Orange menu structure and specific Orange applications such as Backup and Update on an intuitive, intelligent devices with easy to access services. By working with device manufacturers and system developers, Orange is able to influence the design and capabilities of the phone, ensuring that each handset is configured to drive maximum usage and is optimised for total alignment with the intelligence inside the Orange network.

Richard Brennan, Executive Vice-President, Global Brand, Marketing and Products, said: "Over four million Orange customers are now regularly using our new communication data services—not text messaging, but content services, Photo Messaging and the like. More than one million of those have made a clear commitment to Orange by signing up to unlimited data subscriptions. Clearly, there is a demand for these services, but only when it's made easy and intuitive for the customer. That's why we have created the signature devices strategy, influencing the design and development at the beginning of the process to ensure the customer benefits from an ultimate cohesion between the hardware and the network and ensuring that key Orange services are just one click away."

devices

As part of its signature devices strategy, Orange today announced a key strategic alliance with Motorola. The two companies have been working together over the last 12 months to deliver a range of devices with a unique Orange look-and-feel—the Motorola V500 and V600 handsets. Between the two handsets, features will include a flip screen, Bluetooth™, integrated cameras, full colour browser, quad-band functionality, Java gaming and Photo Messaging. They are due to be available in the second half of 2003.

Chris Galvin, Chairman and CEO of Motorola, said: "Together, Orange and Motorola can accelerate excitement among customers for the promise and potential of mobile data. Orange and Motorola share a commitment to creating a mobile experience that is simpler, smarter, synchronised and more fun—and we do that by designing 'must-have' handsets and 'must-do' experiences for customers."

Orange predicts that by 2005 every phone Orange sells will offer the Orange experience on it. Orange is focused on bringing its customers an Orange experience with a choice of Operating System. Other global Orange alliances which play a key part in the data-strategy drive include deals with Microsoft to develop new Windows Mobile™-based Smartphones and a device for business professionals developed by Orange and Handspring which uses a Palm Operating System. Orange has also been working with Nokia and Symbian to deliver the first Nokia device with an Orange experience on it—the 6600.

The device announcements follow the launch of the SPV—the world's first Windows Mobile-based Smartphone. In the seven months since launch, the SPV has proved itself as a handset that successfully drives non-voice revenues. The second phone in the SPV family—the SPV E100—is due to be released across Europe over the next fortnight. The SPV E100 builds on the success of the original SPV with a new high-resolution screen, a larger keypad and the latest version of Windows Mobile software.

content and services

Orange is also focussing its efforts on its existing customer base by making it easy to access dynamic and useful content, and subsequently further stimulating data content usage. Unlike other operators, all the content available has been optimised for each individual handset to make the most out of the phone's capabilities. Whereas before mobile content was the same regardless of handset, Orange can now deliver truly personalised content to match the needs of the customers and their handset, whether monophonic or polyphonic, monochrome or colour, large or small screen.

Richard Brennan said: "The content—and easy access to that content—are absolutely crucial to driving revenues. The content must be compelling, relevant and, where possible, personalised. Over the last year, we've developed deals with key local and global content and services partners including Disney, MSN and Lonely Planet. Crucially, we've tailored and revitalised our content and services for all of our devices so that it's served up in the right way to each and every handset. This is a clear example of Orange capitalising on its network intelligence—the network automatically recognises the type of handset and the services are served up in a relevant way."

retail and billing

Orange is focusing on every facet of the customer experience, from the simplicity of the handset to transparent billing and customer education—all are key to delivering a beneficial customer experience and delivering accelerated revenue.

Brennan said: "Orange France began making it easy for the customer by devising its Sans Limite tariff for customers accessing data. Orange UK recently built on that with its Open Access Pack and the highly successful Learn campaign which has massively increased customer interest and usage in non-traditional mobile services. The rationale behind this was that if you remove the fear and misunderstanding that many customers are faced with when using their phone, they would discover how easy it is to use and the true benefit of the services within it. This has proved such a success locally that we are looking at introducing this system across other Orange European territories."

He added: "Essentially, when you make it easy for the customer—easy access, easy navigation, easy communication and easy to understand pricing—they will discover the true benefit and use those services again and again. We are driving the customer experience across every single touchpoint, evolving our business to answer our customers' needs."

ends

For more information, interview bids and images call the Orange Group Media Centre on +44 207 984 2000 or +44 7973 201 911.

Notes to Editors

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 18 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at the end of March 2003, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with over 19.2 million registered customers. As at the end of March 2003, Orange controlled companies had 44.9 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934,Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orange plc
Date: 24 June 2003	By:	/s/ PHILIPPE MCALLISTER Name: Philippe McAllister Title: Director

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ORANGE UNVEILS NEW GROUP STRATEGY WITH AGGRESSIVE FINANCIAL TARGETS
MORE THAN 1m SIGN UP FOR ORANGEWORLD SERVICES Over 1m Orange customers have data content subscription with a total of over 4m regularly accessing content through Orange portal